UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Richard Fersch
   c/o Eddie Bauer
   P.O. Box 97000
   Redmond, WA  98073-9708

2. Issuer Name and Ticker or Trading Symbol
   BRIAZZ, Inc. (BRZZ)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   05/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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                                                                                                                                   |
Common Stock               |5/7/  |C   | |5200              |A  |(1)        |5200               |D     |                           |
                           |2001  |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |               |Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |               |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|   A   |   D   |ble  |     |                    |       |Month       |(I)|            |
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
Series C Preferred    |(1)     |5/7/ | C  | |       |4976   |     |     |Common Stock|5200   |       |0           |D  |            |
Stock                 |        |2001 |    | |       |       |     |     |            |       |       |            |   |            |
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Warrant (right to     |$6.00   |5/7/ |C   | |       |1530   |Immed|10/22|Series C    |1530   |       |0           |D  |            |
purchase)             |        |2001 |    | |       |       |     |2003 |Preferred   |       |       |            |   |            |
                      |        |     |    | |               |     |     |Stock       |       |       |            |   |            |
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Warrant (right to     |$5.74   |5/7/ |C   | |1599   |       |Immed|10/23|Common Stock|1599   |       |1599        |D  |            |
purchase)             |        |2001 |    | |       |       |     |2003 |            |       |       |            |   |            |
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Employee Stock Option |$6.00   |     |    | |       |       |Immed|10/18|Common Stock|34     |       |34          |D  |            |
(right to purchase)   |        |     |    | |       |       |     |2006 |            |       |       |            |   |            |
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Employee Stock Option |$18.00  |     |    | |       |       |Immed|11/13|Common Stock|25     |       |25          |D  |            |
(right to purchase)   |        |     |    | |       |       |     |2008 |            |       |       |            |   |            |
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Employee Stock Option |$6.00   |     |    | |       |       |Immed|11/1 |Common Stock|10000  |       |10000       |D  |            |
(right to purchase)   |        |     |    | |       |       |     |2009 |            |       |       |            |   |            |
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Employee Stock Option |$1.50   |     |    | |       |       |Immed|11/1 |Common Stock|1667   |       |1667        |D  |            |
(right to purchase)   |        |     |    | |       |       |     |2010 |            |       |       |            |   |            |
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
Explanation of Responses:

(1) Reflects automatic conversion of Series C Preferred Stock into common stock at a conversion ratio of .9572 shares of Series C Preferred Stock for 1 share of common stock upon the closing of BRIAZZ, Inc.'s initial public offering.


                          /s/ Richard Fersch                          06/08/2001
                          ---------------------------                 ---------
                          Signature of Reporting Person               Date